May 30, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:	Mark P. Shuman, Branch Chief – Legal Matthew Crispino – Staff Attorney

Re:	hopTo Inc. Registration Statement on Form S-1 Filed January 30, 2014 File No. 333-193666

Ladies and Gentlemen:

On behalf of hopTo Inc., a Delaware corporation (the “Company”), we are providing in this letter the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 7, 2014 (the “Commission’s Letter”).

For convenience of reference, the Staff’s comments are printed below in italics, and are followed by the corresponding response of the Company. Concurrent with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”). Amendment No. 1 reflects revisions made to the Registration Statement in response to the Staff’s comments.

1.

Tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. A selling stockholder registered as a broker-dealer who did not receive its securities as compensation for investment banking or similar services should be identified in the prospectus as an underwriter. With respect to any selling stockholder that is an affiliate of a broker-dealer, confirm to us that at the time of purchase of the securities to be resold, the seller purchased in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are unable to make these representations, identify the selling stockholders as underwriters.

The Company has confirmed that none of the selling stockholders are broker-dealers or affiliates of broker-dealers.

695 Town Center Drive, 14th Floor, Costa Mesa, California 92626-1924 Telephone: 714.371.2500 Fax: 714.371.2550

Albany | Los Angeles | New York | Orange County | Palo Alto | Sacramento | San Francisco | Washington, D.C.

Securities and Exchange Commission

Division of Corporation Finance

May 30, 2014

2.

Since you have not filed an annual report for your fiscal year ended December 31, 2013, you appear to be ineligible to incorporate information by reference into your Form S-1. Refer to General Instruction VII.C to the Form S-1. Please revise.

The Company filed its annual report for the fiscal year ended December 31, 2013 on March 31, 2014 and amended such report on April 30, 2014. Amendment No. 1 revises the Registration Statement on Form S-1 to reflect the filing of the annual report, as amended.

3.

The opinion states that the shares included in the registration statement, including the warrant shares, “will be validly issued, fully paid and non-assessable.” For the shares of common stock that are already outstanding, however, the opinion should state that they are legally issued, fully paid, and non-assessable. Please revise. Refer to Section II.B.2.h of Staff Legal Bulletin No. 19.

Amendment No. 1 includes a revised legal opinion addressing this comment.

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If you have any questions or comments regarding the foregoing or have additional questions or comments, please contact the undersigned at 714-338-2710.

Very truly yours,

/s/ Matthew O’Loughlin

Matthew O’Loughlin

cc:	Robert L. Dixon

Ben Orlanski, Esq.